Trading Symbol (LMD:TSX V) 151 Bloor St West, Ste 890 Toronto ON Canada M5S 1S4 T +1 416 927 7000 F +1 416 927 1222 www.lingomedia.com
PRESS RELEASE	FOR IMMEDIATE RELEASE

Lingo Media Reports 2004 Year End Results

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Toronto, Canada, May 2, 2005 - Lingo Media Inc. (LMD: TSX V; LNGMF: OTC BB) (the “Company” or “Lingo Media”), announces its financial results for the year ended December 31, 2004.

The 2004 year-end results compared with 2003, reported in Canadian dollars, are as follows:

	2004	2003
Revenue	$ 589,654	$ 1,017,817
Net loss	$ (795,377)	$ (257,082)
Loss per share	$ (0.04)	$ (0.01)

The net loss included amortization expense of $488,776. The complete annual financial statements and management discussion and analysis for the year ended December 31, 2004 are available at www.sedar.com.

During 2004, the Chinese State Ministry of Education (“MOE”) mandated People’s Education Press (“PEP”) to increase its market share by shifting from Finished Product Sales to Licensing Sales.  As a result of this new MOE stance, PEP had significantly reduced the size of its print runs for Finished Product Sales in 2004 and is now focusing on Licensing Sales.  The impact of this new policy resulted in significantly lower revenues from Finished Product Sales and only a marginal increase in Licensing Sales revenues in 2004.

“This past year has been a year of significant events for Lingo Media.  More changes lie ahead as we execute our business plan to transform Lingo Media from a royalty-based company into a significant educational print media distribution company in China” said Lingo Media President & CEO Michael Kraft.

“This transformation began back in February 2004 when we announced our China Expansion Plans to establish a joint venture with a Chinese publishing and distribution company.  Under World Trade Organization (WTO) market reforms, the Chinese government has opened up its print media wholesale distribution sector, effective in December 2004”, he continued.

Foreign companies are now allowed to own up to 100% of businesses engaged in wholesale distribution and the retail sale of books, newspapers and magazines, according to The Press and Publication Administration and the Ministry of Foreign Trade and Economic Cooperation who jointly issued the Measures for the Administration of Book, Newspaper and Periodical Distribution Enterprises with Foreign Investment.

“We are aggressively pursuing acquisition opportunities that fit our model of acquiring majority interests in educational distribution companies.  In order to meet our human resources needs, we have enhanced our management team and have added media-industry veterans to our board of directors”, Mr. Kraft said.

During 2004, Lingo Media achieved significant milestones:

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Market leader of English language learning programs in primary schools across China, commanding over a 60% market share.  Over 90 million components have been published and sold from over 250 program components since the program was launched in September 2001.

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Enhanced its board of directors and its management team in China.

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Expanded its presence in Beijing by opening a new office in Q1 2005.

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Engaged in advanced discussions with three distribution publishing enterprises, two of which are state-owned.

As Lingo Media continues to pursue its core royalty-based business, the Company has also aggressively initiated a plan to leverage its established brand by marketing and distributing educational products directly to wholesalers and retailers across China.  The successful execution of this plan will provide Lingo Media with the opportunity to increase revenues with larger margins.

About Lingo Media Inc.

Lingo Media is a leading publisher of English language learning programs in China, incorporating print, audio/video cassette and CD-based products for students and teachers from pre-school through university.  Founded in 1996, Lingo Media has an established presence in the Chinese educational market consisting of more than 300 million English language students.  To date, over 90 million units from Lingo Media's library of more than 250 program titles have been published and sold in China.

For further information, contact:

Michael P. Kraft, President & CEO

Tel: (416) 927-7000, ext. 23

Toll Free Tel: (866) 927-7011

Email: investor@lingomedia.com

To learn more, visit www.lingomedia.com

Portions of this press release include "forward-looking statements", which may be understood as any statement other than a statement of historical fact.  Forward-looking statements contained in this press release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances.  Actual results may vary materially from management's expectations and projections expressed in this press release.  Certain factors that can affect the Company's ability to achieve projected results are described in the Company's Annual Report 20-F and other reports filed with the Securities and Exchange Commission.

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